EXHIBIT (a)(1)(x)
STOCK OPTION EXCHANGE

FREQUENTLY ASKED QUESTIONS

The following are answers to some of the questions that you may have about the stock option exchange.  We urge you to read carefully the following questions and answers, as well as the remainder of the Offer to Exchange, which is also available on the stock option exchange website.  Because each of you is in a different financial situation, we suggest that you consult with your personal financial and tax advisors before deciding whether to participate in the stock option exchange.

1.	What are the exchange ratios?

Non-Executive Officer Options

	Shares Subject to	Shares Subject to
	Eligible Option	Replacement Option
Exercise Prices	Surrendered	To Be Granted
$10.91 to $13.48	1.25	1
$16.71 to $17.02	1.45	1
$20.98 to $22.46	1.75	1
$25.51	2	1

Executive Officer Options

	Shares Subject to	Shares Subject to
	Eligible Option	Replacement Option
Exercise Prices	Surrendered	To Be Granted
$16.71	1.15	1
$22.46	1.45	1

Note: The exercise price of the replacement options for our non-executives will be the closing price of our common stock on the NASDAQ on the Offer expiration date or, for our executive officers, the greater of such price and $13.00 per share.

2.	Why aren’t the exchange ratios set at one-for-one?

The exchange ratios were calculated to result in an aggregate fair value, for accounting purposes, of the replacement options approximately equal to the aggregate current fair value of the eligible options they replace in order to balance the compensatory goals of the option exchange and the interests of our stockholders, including reducing our total number of outstanding options, avoiding further dilution to our stockholders and minimizing the accounting expense of the grants of replacement options. The value of an eligible option with an exercise price below the current fair market value of our stock is lower than the value of a replacement option with an exercise price at the current fair market value of our stock.  Accordingly, the higher-value replacement options will cover less shares than the lower-value eligible options they replace.

3.	When does the stock option exchange begin?

The stock option exchange launched on May 29, 2012.

4.	When is the final day to elect to participate in the stock option exchange?

The stock option exchange is currently scheduled to end on June 25, 2012.

5.	What options are eligible for the stock option exchange?

Options eligible for exchange are those that:

•	for options held by employees other than our executive officers, have an exercise price equal to or greater than $10.91 per share;

•	for options held by the executive officers, have an exercise price equal to or greater than $16.71 per share; and

•	were granted under the Amended and Restated ReachLocal 2008 Stock Incentive Plan (the “2008 Plan”).

6.	Who is eligible to participate in the stock option exchange?

You are eligible to participate in the stock option exchange only if you:

•	are an employee of ReachLocal or any of our subsidiaries on May 29, 2012 and remain an employee through the Offer expiration date; and

•	hold at least one eligible option on May 29, 2012.

7.	What if I leave ReachLocal before the Offer expiration date?

If you are no longer employed with ReachLocal or any of our subsidiaries, whether voluntarily, involuntarily or for any other reason before the Offer expiration date, you will not be able to participate in the stock option exchange.

8.	If I participate, what will happen to my exchanged options?

Eligible options that you elect to exchange will be cancelled on June 25, 2012, unless the stock option exchange is extended, in which case such options will be cancelled on the expiration date of the stock option exchange, as extended.

9.	If I elect to exchange some of my eligible options, do I have to elect to exchange all of my eligible options?

No.  You may elect to exchange your eligible options on a grant-by-grant basis.  No partial exchanges of individual option grants will be permitted.

10.	What happens to eligible options that I choose not to exchange or that you do not accept for exchange?

Eligible options that you choose not to exchange or that we do not accept for exchange will remain outstanding and will retain their existing terms, exercise prices and vesting schedules.

11.	If I currently hold incentive stock options, will I receive incentive stock options if I participate in the stock option exchange?

Yes, if you elect to exchange eligible options that are “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, then your replacement options will also be incentive stock options.  (See Section 8 of the Offer to Exchange entitled “Source and Amount of Consideration; Terms of Replacement Options”, Section 13 of the Offer to Exchange entitled “Material U.S. Federal Income Tax Consequences” and “Risk Factors” for additional information.)

12.	How do I participate in the stock option exchange?

Properly complete and submit your election via the stock option exchange website by (a) indicating which eligible options you wish to exchange by selecting “Yes” in the Election column and “Continue” at the bottom of the page, (b) confirming your elections by selecting “Continue” on the next page and (c) reading the terms of election, and selecting “I Agree”.  By selecting the “I Agree” button you are acknowledging and agreeing to the Terms of Election.  If for any reason you are unable to access the stock option exchange website, you may submit a paper Election Form by facsimile to (001+) (972) 767-4902, but it must be completed, signed and received by 11:59 P.M. Pacific Time, on June 25, 2012 (or such later time and date as may apply if the Offer to Exchange is extended).  To obtain a paper Election Form,  email optionexchangequestions@reachlocal.com or call (001+) (972) 267-2222 ext. 212 to receive a paper Election Form.

13.	How do I find out the details about my existing options?

Information on your eligible options will be provided to you on the stock option exchange website located at https://reachlocal.equitybenefits.com.

14.	What will happen if I do not submit my election by the deadline?

If you do not submit your election by the deadline, then you will not participate in the stock option exchange, and all options currently held by you will remain intact at their original exercise price and subject to their original terms and conditions.

15.	During what period of time can I withdraw or change my previous elections?

You can withdraw or change your previously submitted election to exchange or not exchange eligible options at any time before 11:59 P.M. Pacific Time on June 25, 2012.  If the stock option exchange is extended beyond that time, you can withdraw or change your election at any time until the extended expiration of the stock option exchange.

16.	Can I exchange the remaining portion of an eligible option grant that I have already partially exercised?

Yes, any unexercised portion of an eligible option grant can be exchanged.

17.	Can I select which of my eligible options to exchange?

Yes.  You can exchange your eligible options on a grant-by-grant basis.  No partial exchanges of individual option grants will be permitted.

18.	Can I exchange both vested and unvested eligible options?

Yes.  You can exchange eligible options, whether or not they are vested.  Each replacement option, however, will be completely unvested on the Offer expiration date, regardless of whether the surrendered option was partially vested.  See FAQ # 21 for an explanation of the vesting of the replacement options.

19.	What will be my new option exercise price?

The exercise price of the replacement options will be the closing price of our common stock on the NASDAQ on the Offer expiration date or, for executive officers, the greater of such price and $13.00 per share.  IF THE MARKET PRICE OF OUR COMMON STOCK INCREASES BEFORE THE OFFER EXPIRATION DATE, THE REPLACEMENT OPTIONS THAT YOU RECEIVE IN EXCHANGE FOR YOUR EXISTING OPTIONS MAY HAVE A HIGHER EXERCISE PRICE THAN SOME OR ALL OF YOUR EXISTING OPTIONS.  (See Section 1 of the Offer to Exchange entitled “Eligibility; Number of Options; Offer Expiration Date”, Section 2 of the Offer to Exchange entitled “Purpose of the Offer” and “Risk Factors.”)

20.	When will the replacement options be granted?

We will grant the replacement options on the date we cancel options elected for exchange, which is scheduled to be on June 25, 2012, but may be extended.

21.	When will the replacement options vest?

A replacement option will vest and become exercisable as to 12.5% on the six-month anniversary of the replacement option grant date and in substantially equal monthly installments thereafter over the subsequent 42 months, such that the option will be fully vested within four years of the replacement grant date, provided that you remain in service with us or one of our subsidiaries.  This means that all replacement options will be completely unvested on the Offer expiration date, regardless of whether the surrendered option was partially vested as of that date.

22.	What will be the terms and conditions of my replacement options?

Other than the exercise price, vesting dates and expiration date, replacement options will have terms and conditions generally similar to the surrendered eligible options. You are encouraged to consult the 2008 Plan for complete information about the terms of the replacement options, which is available at http://benefits.ml.com.

23.	What if my service with ReachLocal is terminated after the replacement options are granted?

If your service with ReachLocal or one of our subsidiaries is terminated for any reason after the replacement option has been granted, you will forfeit any shares of common stock underlying your replacement options that are unvested at the date of your termination.

24.	After the Offer expiration date, what happens if my options end up underwater again?

This is a one-time offer that we do not expect to offer again in the future.  The price of our common stock may not appreciate over the long term, and your replacement options may become underwater after the Offer expiration date.  WE CAN PROVIDE NO ASSURANCE AS TO THE PRICE OF OUR COMMON STOCK AT ANY TIME IN THE FUTURE.

25.	What are the U.S. Federal tax consequences of my participation in the stock option exchange?

If you participate in the stock option exchange and reside and work in the United States, under current U.S. law, you generally will not recognize income for federal income tax purposes either at the time your exchanged options are cancelled or when the replacement options are granted.  Your replacement options generally will be subject to tax under U.S. tax law upon exercise and/or disposition of the underlying shares in the same manner as your exchanged options would have been, absent the exchange. If you are subject to the tax laws of a country other than the United States, even if you are a resident of the United States, you should be aware that there may be other tax consequences that may apply to you.  (See Schedule A of the Offer to Exchange entitled “A Guide to Tax & Legal Issues for Non-U.S. Employees” for additional information.)

26.	How should I decide whether or not to participate?

The decision to participate must be each individual employee’s personal decision and will depend largely on each employee’s assumptions about the future of our business, our stock price, the overall economic environment, and the performance of publicly traded stocks generally. The likely lower exercise price of replacement options may allow you to recognize value from your stock option sooner.   There is an inflection point, however, at higher ReachLocal stock prices where the value of the eligible option you surrendered would have been greater than the value of the replacement option.  The reason for this is that your replacement option covers fewer shares than the eligible option you surrendered.  The inflection point for each option grant varies depending on the exercise price and the exchange ratio of such eligible option grant. In addition, you should consider the vesting schedule of the replacement options, which will vest over four-years, regardless of whether the surrendered option was partially vested.

27.	Who can I talk to if I have questions regarding the stock option exchange?

If you have questions regarding the stock option exchange or have requests for assistance (including requests for additional or paper copies of Offer to Exchange or other documents relating to the Offer), please email optionexchangequestions@reachlocal.com or call (001+) (972) 267-2222 ext. 212, 5 days a week (8:00 a.m. Monday to 5:00 p.m. Friday, Central Time). Please note, however, that ReachLocal makes no recommendation as to whether you should participate in the stock option exchange.  You must make your own decision whether to participate.  We encourage you to speak with your financial, legal and/or tax advisors as necessary, before deciding whether to participate in the exchange.